

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 30, 2016

Vadim Komissarov
c/o VK Consulting, Inc.
255 West 85th St, PH1
New York, NY 10024

> **Re:** **Trident Acquisitions Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 15, 2016**
> **CIK No. 0001673481**

Dear Mr. Komissarov:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated May 31, 2016.

General

1. We refer you to prior comment 3 and reissue that comment in part. Please provide us with precise, independent support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data supporting your anticipated production costs, your statement regarding "generally lower valuations" of privately held Eastern European oil and gas operating companies, and the assertions regarding the anticipated production costs for the Eastern and Central regions. If you do not have independent support for a statement, please either revise the language to make clear the basis for the statement or delete it.

2. Please further revise to disclose the basis for the (barrels of oil) equivalency for the "tons of oil equivalent" to which you refer. See prior comment 4.

Dilution, Page 43

3.   We note your response to prior comment 7 indicates the shares subject to possible redemption and related proceeds were excluded from the calculation of net tangible book value and will be recorded in temporary equity. We understand this is one possible outcome based on how your shareholders may exercise their rights of redemption or otherwise tender shares. Please also disclose your dilution table assuming no conversion occurs subsequent to the IPO irrespective of the expected classification in temporary equity.

Proposed Business

Market Overview -- Poland, page 52

4.   Please provide us with support for your assertion that "the geologists used by major oil companies did not know the region well enough and were used to working with large offshore properties." The sources you cited do not appear to support this disclosure.

5.   You state that "Poland currently has more drilled wells for unconventional properties than any other European country." Please disclose how many of the shale gas wells referenced produced gas flows large enough to establish commercially viable production.

Solution, page 53

6.   We note your revised disclosures in this section. Please further revise to describe in detail and explain more precisely the relevance of the new software solutions and application of reagents in Europe. Also, please substantiate your assertion regarding the lagging implementation of such technologies within the region.

Closing Comments

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Mitchell S. Nussbaum
        Loeb & Loeb LLP